Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Michael Ciklin, General Counsel, Chief Operating Officer and Interim Chief Financial Officer of Pubco, gave an interview with theCube + NYSE Wired on November 6, 2025. The following is a partial transcription of the interview, which was made available on November 10, 2025:

John Furrier: Welcome back everyone. I’m John Furrier, host of theCUBE here at our NYSECube Studios. Of course, we have our studio in Palo Alto and this is our Crypto Trailblazer series, wall-to-wall coverage here for Ethereum’s ten-year celebration, the New York stock, part of our WIRED program and the WIRED community. We’re breaking down all the action as the mainstream crypto market re-plums the financial systems. All the products that we once knew will change. The infrastructure is enabling more entrepreneurship, more innovation, and that’s all making it happen. Michael’s here, COO, General Counsel and CFO of The Ether Machine, many hats, but the critical ops. Michael, great to see you on theCUBE. Thanks for coming on.

Michael Ciklin: Thanks so much for having me.

John Furrier: So first of all, the three titles, COO, General Counsel, Chief Financial Officer, you got to mind the store. You’re like watching the cash register on one hand.

Michael Ciklin: We have a lot going on. We have a lean team, but pound for pound, I’d put them up against anyone in the space.

John Furrier: So before we came on camera, I wish we had more time. We’re doing like 13 interviews, but the business that you’re in, first explain what The Ether Machine’s doing because the market’s almost like a product market refitting going on. Explain what you guys do and I want to get into some of the-

Michael Ciklin: Sure. Happy to do it. I think one of the key points is we did not sacrifice structure for speed. So we’ve been very methodical about our approach and upon de-SPAC we’ll be a multi-billion dollar company backed by who I would consider to be some of the most astute investors in the world, both on the traditional side of the house, but also on the crypto native side of the house in a clean, pure play entity backed by a management team. And I’m happy to go through the biographies, what I’d say are essentially second to none with the goal of harvesting, staking yield, restaking yield, DeFi yield, but then also optimizing our capital structures such that we can harvest arbitrage yield as well, which I think is the key to trading at an elevated mNAV over time.

John Furrier: And you guys are pure play staking Ethereum only.

Michael Ciklin: Correct. Ethereum only. We’re purists.

John Furrier: Purists. Well, it’s an ecosystem. I’ve been having these questions, this versus that. Getting behind the Ethereum has what benefits for you? How would you answer that question?

Michael Ciklin: Well, I think Ethereum has been anointed as the institutional crypto rails for what is arguably kind of the most momentous use cases in the history of modern finance, which is stable coins and tokenization. And I think you see Larry Fink has a background in structured products, which is where I come from. So the interest rate implications for stable coins is they become the natural buyers of US treasuries are enormous, not only for funding our government, but being able to fund houses, automobiles, you name it, there’s $48.7 trillion in fixed income assets priced off the US yield curve. And you could see sovereigns pulling back, Japan, Canada, China. So who becomes the marginal buyer of stable coin. Or excuse me, of treasuries and that’s stablecoins. And then on the tokenization side, I think I’ve spent the past 11 years in structured products and I think Larry Fink sees an analog to the growth of structured products. When he first got in the early eighties, there was a 49% KGAR over that time for two decades. So if you look at the $31 billion in real world assets that are currently tokenized, you layer that growth curve over it. You’re at $90 trillion in tokenized assets in 20 years.

John Furrier: You think about what hasn’t been tokenized yet too. There’s a growth.

Michael Ciklin: No, I mean the TAM is so large and the runway is so long. I think the question is not should you have exposure to ETH, it’s how do you express that exposure? And obviously we’re a little biased.

John Furrier: All right, so explain for the folks that don’t know what structured products are, explain what a structured product is.

Michael Ciklin: So structured products are the way, say legacy non-agency mortgage-backed securities. So the nice thing about it is you can tranche out risk and rewards such that say institutions can come into the top of the stack and hedge funds are people that are more comfortable being in a first-loss position could come in at the bottom of the stack. And what that allows for is a way to really spurn economic activity because you don’t have to buy a book of whole loans. You can tranche it out. You have geographic diversity and so those investors can pick their spots so that more people are in homes, more people are in cars. I mean, it’s kind of wild to think that an active financial engineering can have such an economic benefit for Main Street.

John Furrier: I really like what you’re talking about because I’ve been seeing on theCUBE, I’m not a financial guru like you are in terms of financial engineering.

Michael Ciklin: Well, I wouldn’t go that far.

John Furrier: You’re slicing and dicing the salami as they say in many different directions. But in the tech world, product management was always the key thing on building technology. And when I come to Wall Street, I see entrepreneurship flourishing, that was once kind of a unique thing. You have to be a certain person to do certain things.

Michael Ciklin: Sure.

John Furrier: So you’re talking about structured products and where you’re taking the conversation is there’s product opportunities to craft products.

Michael Ciklin: Oh, absolutely.

John Furrier: And so I think again, I want to ask you, because you’re the expert, there’s almost like arbitrage only or hey, I’m going to ride some inefficiencies or dislocation. There’s actual product management-like thinking that was once preserved for like, hey, here’s the feature benefits in finance more than ever before. Maybe I’m misreading it or maybe I’m not getting it, but what do you think about that? Is there new products coming? I mean, the cloud technology created Airbnb. Is there an Airbnb in the financial engineering?

Michael Ciklin: I mean, I think that’s what I feel like Ethereum in particular has reached escape velocity from an institutional investor’s perspective. And I think it has to do everything from being able to put a tri party repo agreement on chain or you can look what it’s going to do for custody and clearing because you have an instant settlement. So I mean, that cuts 50 to 70% of the costs out of the back office. And I think there’s so many different applications that are coming down the pike. This is like the iPhone moment, except I would say Uber is already loaded on it with a stable coin use case and tokenization and all of these other things that are going to follow. Because when you pair triple entry accounting with smart contracts and a native currency, just so much innovation can take place.

John Furrier: I mean, what you’re saying is the efficiency is the enabler because how you do valuations are completely changed.

Michael Ciklin: The instant visibility, real-time visibility in the balance sheets because you have a view into your counterparty. One of the problems with the great financial crisis is there was only $700 billion in subprime that was issued. Well, TARP was $700 billion. They could have bought every subprime issuance at a hundred cents on the dollar. But the problem is they layered $5 trillion of synthetics on top and then put them all on repo. So what you had was a complete lack of truth and trust because you didn’t have visibility in your counterparty.

John Furrier: It’s a black box.

Michael Ciklin: And everything stopped.

John Furrier: Yeah, that’s awesome. You’re hitting all my key points I’ve been saying for a couple of weeks asking the questions. Had someone tell me, I don’t understand all this stuff. The treasuries is like this layered products. I think I’m watching the Big Short. Explain why that doesn’t happen. Is it from what you just said and is it just the wrong comparable? Is it the wrong metaphor?

Michael Ciklin: Are you talking about that specifically?

John Furrier: The housing crisis, the movie The Big Short, the treasuries people can relate to. It’s almost scares people. Wait a minute, what’s in all this financial engineering?

Michael Ciklin: But I would say that that’s the beauty of the blockchain is because you have visibility into your counterparties. There’s a source of truth and trust that you see in real-time. Whereas everything before the GFC was so opaque. Well, this solves that.

John Furrier: On the application you just mentioned earlier that you can see the efficiencies on the chain and the yields of all this financial engineering. What was it like before with all that back office heavy lifting? Obviously there’s costs involved, there’s time. That changes the opportunity recognition. How do you view that? Or does that mean it’s going to be a tsunami of new applications?

Michael Ciklin: Oh, I think that’s part of it. But as far as clearing out all of the headache and waste and back office functions, I mean, it’s going to be a game changer.

John Furrier: All right, so everyone asks me what the price of ETH is going to go to, but I’m not a predictor. But if this rising tide continues, what’s your estimate in terms of the ecosystem impact? Not so much the price of ETH, but if it continues to have this beautiful two-sided marketplace with the efficiencies and view into the counterparty, it’s going to be a very programmable action. And then when agents start coming in, you’re going to see probably even more programmability. So automation and authenticity and trust become interesting. How do you in your mind frame that?

Michael Ciklin: Well, I like valuing things on the back of a napkin. I think if your investment thesis requires a sixty-page analysis and what the price of copper does and what the current accounts in three country does and what the front end of the curve does, you’re probably in trouble. You don’t get style points in investing. And I just look at the ratio of stablecoins right now, $280 billion, 70% of which live on ETH. You have Secretary Bessent saying he thinks that number is going to go to $2 trillion in relatively short order. So that’s a six to 7X. And then if you look at the potential growth curve on tokenization, I mean, if you hit anywhere near that 49% KGAR, than hey, haircut it because there’s all just degrees of good and great at that point in time. So I think a simple relative value framework, when you’re looking at say a 7X on stable coins and you’re looking at a 3000X on tokenization, I mean, the numbers get really big really quickly. Now nothing is riskless, but I think you have a stability and a certainty here in a probabilistic basis that I think makes me very comfortable on the long-term growth.

John Furrier: What is the importance of stablecoins for the folks watching that might not know the impact, obviously it’s backed by the US dollar, that’s a sovereignty issue that expands the US and also transactions in other countries cross border? Why is stable coins so important to making the money system work so well?

Michael Ciklin: I think it’s really a function of sovereigns pulling back and stable coins stepping up to take that place because a lot of times the yield curve is priced on the marginal buyer. Well, you have stable coins stepping up and firming up that bid. The cost of funding across all these different businesses from the sovereign level to someone who wants to buy a new home are enormous. And I think that’s why you hear Secretary Bessent touting it, why you hear Larry Fink touting it because they realize the import of the interest rates across all different tenors.

John Furrier: Yeah, it creates a sovereign dynamic for sure. If you’re thinking about applications like builders, if I’m a builder, the ecosystem is big right now here. The Ethereum ecosystem is one of the key differentiators. There’s going to be more and more builders building applications, smart contracts. What does that mean?

Michael Ciklin: Absolutely.

John Furrier: What does that mean to the overall system in your mind? Obviously you’re staking it. Does that change your perspective or are you just agnostic to that group?

Michael Ciklin: I think you’re going to see this shift from mountains of paperwork from lawyers to programmatic money with real visibility into counterparties in real time. And I think that’s just the import of that is big. So I see a lot of legacy businesses being disrupted. And another interesting point is that I think Jeff Bezos has this quote that your margin is my opportunity.

John Furrier: I love it.

Michael Ciklin: Well, I think with stablecoins, and I won’t mention the name, one of my good friends works at a very large company and his bulge bracket bank is very worried because he’s running the in-house stablecoin initiative and he thinks he can reduce costs by up to 98% using crypto rails versus traditional rails. So think about all the legacy players that operate with a lot of operational leverage that what happens when that margin gets eaten into. Well, growth trajectories start to plummet and PE multiples gap down. So I think there’s actually a pretty good case for getting exposure to ETH just as a hedge in terms of portfolio construction.

John Furrier: That’s a great point actually. I never thought about that. Yeah, I mean the tide could turn in any direction there. On treasuries, the staking piece I find very fascinating because it’s new to me. A lot of people I’ve heard like rumblings, let’s go to the moon. And then other ones it’s going to shit the bed. Okay, are we allowed to curse here?

Michael Ciklin: This is great. It’s the internet. You can say whatever you want.

John Furrier: It’s important to make a point. There’s a doom and gloom scenario. What is the dynamics? Because people see MicroStrategy. I think it’s genius. I think owning your asset, having your money be the bank for yourself. If I’m a consumer, I was just talking with ledger about this. Hey, if I got self-gusty, that’s my money. I own it. Why wouldn’t I want to be the bank for myself? Treasuries, I see that as very disruptive. I think it’s very cool. What am I missing? What are people missing when they throw shade on treasuries?

Michael Ciklin: On treasuries in general?

John Furrier: Treasuries and staking and taking a strategy of staking on ETH like what you guys are doing.

Michael Ciklin: Well, I think one of the beautiful parts about staking is you look at MicroStrategy, it’s really a terminal value play. Now in terms of issuing converts, what’s great about Ethereum is you have that staking yield that can cover that debt service. So I think that makes a huge difference from an investor’s perspective, but also from the pricing of the securities’ perspective. So look, I think what MicroStrategy has done my hats off to them because they really kind of were pioneers in the capital structure optimization side of this, but I think that know ETH is a productive asset. Bitcoin is a store of value, but ETH puts that value to work. And I think that’s a key differentiator and has wide-ranging implications for how you structure your securities and how you’re viewed in the marketplace.

John Furrier: I really like that perspective in comparing Bitcoin as store of value and ETH. As you guys take your business to the next level, what’s your focus right now? You mentioned you have an intentional plan on the capital structure and how you’re managing your assets.

Michael Ciklin: Sure. I think our focus and what I would consider to be a key differentiator versus a lot of the other DATs that are in the space is we didn’t sacrifice structure for speed. I think if you look at when we first met with the bankers, part of the process was here’s a list of shells. Well, even if you whittle it down to the top quartile or the top decile, we’re worried that we’re going to be carrying around a basket of liabilities that we don’t want to carry around. And top of mind is legacy litigation liabilities, because you’re injecting billions of dollars into this vehicle. Well, to me, that’s a tort lawyer’s dream. I mean, that’s the ultimate honeypot. And then you have legacy opco issues. I mean, there’s a reason this is a micro cap. Something obviously went very wrong. So how much time are we going to have to spend on this legacy business that obviously got into trouble. And then there’s the legacy governance issues. I mean, you do the shell, you’re stuck with a portion of the management and also a lot of guys on the board. There’s a reason this company is a micro cap, so I don’t want to have to deal with them when we’re trying to make decisions to drive shareholder value. I mean, to me that is a massive distraction. And then also there’s the accounting piece. If you have to deal with all that legacy mess, how are you going to get a big four audit engagement?

John Furrier: You’re going to get caught in the weeds.

Michael Ciklin: No, it sounds like an absolute mess.

John Furrier: Tie your hands and feet together. Throw you in the ocean. Try to swim.

Michael Ciklin: Yeah, no thanks.

John Furrier: Yeah. Pass.

Michael Ciklin: Hard pass.

John Furrier: Hard pass. All right, well, if you could share one piece of advice with someone who’s watching that wants to get into this field, a lot of entrepreneurs coming in, a lot of fresh minds. Not just young, old and young, new teams coming together. What’s the best advice? How do I get involved? I want to learn how to play in this game. I want to participate, not necessarily in just pure stake, but maybe staking and or financial engineer. I think financial products are going to come at us. I think what Cloud did with SaaS, iPhone kind of moments was new brands converge, got Dropbox, Airbnb. I think there’s going to be a new financial version of things emerging.

Michael Ciklin: Sure. Well, I think they should send us the resume.

John Furrier: Okay, you’re hired. Put a plug in for what you guys are doing. Put a plug in.

Michael Ciklin: No, look, I think it’s a matter of finding knowledgeable people, but also good people. I mean, you work really hard in this space and to be saddled with the type of personalities you don’t really spend a lot of time with. I mean, you work too hard. So I think that’s critical, but it’s just really trying to find people. And even if it’s on Twitter, I mean, I’ve met some amazing people. Just you DM somebody and who knows where you can breadcrumb that relationship.

John Furrier: Yeah. Yeah. I mean, they just publish your thoughts.

Michael Ciklin: Yeah, they’ll find you.

John Furrier: Thanks for coming on. Appreciate it, Michael.

Michael Ciklin: Appreciate it.

John Furrier: Love the energy. Love the brain power. Again, the new models are emerging and it’s a lot of financial engineering, but the financial products, but also the enablement. Bitcoin’s a store of value. Ethereum’s a store of work. That store of work is the proof of work. We’re doing our part, bringing in the work here for you. I’m John Furrier, host of theCUBE. Thanks for watching.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.